                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                AMENDMENT #3 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                              PEOPLES BANCORP, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                  MARYLAND                                52-2027776
--------------------------------------------          --------------------------
      (State or Other Jurisdiction of                 (I.R.S. Employer
       Incorporation or Organization)                 Identification No.)

100 SPRING AVENUE, CHESTERTOWN, MARYLAND                    21620
--------------------------------------------          --------------------------
      (Address of Principal Executive                     (Zip Code)

                                 (410) 778-3500
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------

           None                                       Not Applicable
------------------------------               ------------------------------

------------------------------               ------------------------------



Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)



--------------------------------------------------------------------------------
                                (Title of Class)

                                  INTRODUCTION

Peoples Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maryland on December 10, 1996. The Company acquired Peoples Bank of Kent County, Chestertown, Maryland (the "Bank") on March 24, 1997. As a small business issuer, the Company has elected alternative disclosure Model 2.


                              INFORMATION REQUIRED
                            IN REGISTRATION STATEMENT

                                     PART I

DESCRIPTION OF BUSINESS

GENERAL

The Company was organized to become the holding company for the Bank under the federal Bank Holding Company Act of 1956, as amended. Currently, the Bank is the Company's only subsidiary and the Company's only business is its investment in all of the issued and outstanding shares of the Bank's voting common stock.

The Company, as a bank holding company, upon receipt of appropriate regulatory approvals, is permitted to own and control additional banks and to engage in, directly or indirectly, certain non-bank activities as may be approved by the Board of Governors of the Federal Reserve System.
See "Supervision and Regulation".

GENERAL

The Bank is a state-chartered commercial banking association which was organized in 1910. The Bank is a full-service commercial bank offering a variety of services to satisfy the needs of consumers and small-to medium-sized businesses and professional enterprises. The Bank operates from four branches located entirely in Kent County, Maryland. Next month the Bank will be opening a fifth branch in Millington, Maryland. The Bank draws most of its customer deposits and conducts the bulk of its lending business within its primary service area which encompasses all of Kent County, northern Queen Anne's County, and southern Cecil County, Maryland. This primary service area is located between the Chesapeake Bay and the western boundary of Delaware.

The Bank offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposits. These accounts are all offered to the Bank's market area at rates competitive to those offered in the area. The Bank also offers retirement accounts, such as Individual Retirement Accounts. All deposits are insured by the Federal Deposit Insurance Corporation up the maximum allowed by law. The Bank solicits these accounts from individuals, businesses, organizations and government agencies. Other bank services include cash management services, safe deposit boxes, travelers checks, and direct deposit of payroll and social security checks. The Bank is associated with the HONOR network of automotive teller machines that may be used by Bank customers throughout Maryland and other regions. The Bank also offers credit card services through a correspondent bank as an agent for the Bank and investment services through a correspondent bank. The Bank also offers the Roth IRA.

LENDING ACTIVITIES

The Bank provides a range of commercial and retail lending services to corporations, partnerships and individuals. The Bank offers a broad range of short and medium term commercial, consumer and real estate loans. Commercial loans include both secured and unsecured loans for working capital, business expansion, acquisition of real estate (on a secured basis only), and equipment purchases. Risk mitigation includes securitization of loans as necessary to protect the Bank's investment. Consumer loans include secured and unsecured loans for refinancing automobiles, education, and personal needs and investments. Real estate loans, including residential acquisition loans, residential refinances, and residential construction loans are granted on the basis of the value of the underlying real estate. The Bank observes a maximum loan to value of 80% on residential real estate. Rate commitments do not exceed five years. Historically the Bank has kept its real estate loans in portfolio. All lending activity is performed under a schedule of loan authorities set by the Board of Directors.

Commercial Loans

The Bank makes commercial loans to manufacturers, building contractors, developers and retailers. The Bank provides a wide variety of business loans, including lines of credit for working capital purposes and term loans for the acquisition of equipment and other purposes. The Bank's loans are generally secured by accounts receivable inventory, equipment or real estate. The Bank makes unsecured loans only if warranted by the overall financial condition of the borrower. The Bank structures its commercial and business loans on terms ranging from one to five years.

The primary risk for commercial loans is the failure of the business because of economic or financial factors. In the majority of these situations, the Bank has adequately secured the loans or secured personal guaranties to ensure payment.

Commercial Real Estate

The Bank's commercial real estate loans are secured by income producing properties such as office buildings, apartment buildings and retail facilities or to house the borrower's business activities. These loans are secured by the building and equipment. Loans on income producing properties are underwritten based on the projected cash flow of the property. In appropriate cases, personal guaranties of the principals are obtained to further secure the prospects for repayment.

The primary risk for commercial real estate loans is the inability of the project to product sufficient cash flow as a result of economic conditions in the specific business or the regional economic conditions. Generally, the Bank's collateral and personal guaranties limit any ultimate loss.

Residential Real Estate

The Bank's residential real estate loans are underwritten both based on the borrower's ability to pay and the appraised value of the residential property.

The primary risk of repayment is the borrower's unemployment or bankruptcy. In the majority of cases, the residential property can be foreclosed upon and sold for an amount sufficient to retire most, if not all, of the outstanding indebtedness.

Consumer Loans

The Bank makes consumer loans for personal, family and household purposes, including secured loans for the purchases of consumer goods such as automobiles, boats and electronic equipment. The Bank also makes unsecured loans for educational purposes, vacations, medical expenses and other personal needs.

The primary risk for consumer loans is the illness, death, unemployment or bankruptcy of the borrower. In some cases, credit life and accident and health insurance is provided to reduce the risk to the Bank from illness and death. The exposure to loss on secured loans is limited by the resale value of the collateral.

ECONOMY

The principal components of Kent County's economy are agriculture and light industry. The County is also growing as a tourist and retirement area. The tourist business is centered primarily in Chestertown and Rock Hall and there is a large retirement community, Heron Point, located in Chestertown. The seafood business, once prominent is in decline. There are three health-care facilities located in Chestertown. Agriculture and agriculturally-related businesses are the largest overall employers in the County. There are several light industry companies. The largest industrial employers are Chestertown Foods and KRM, Inc., the holding company for Dixon Valve and Coupling.

EMPLOYEES

The Bank employs 52 full-time and 13 part-time employees.

Some of the Bank's employees are also employed by the Company, but they are not compensated by the Company.

Relations with employees are considered to be good.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank.

General. As a bank holding company, the Company is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, bank holding companies may not, in general, directly or indirectly, acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve. The BHCA also restricts the types of activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHCA allows the Federal Reserve to approve an application by a bank holding company to acquire shares of a bank or bank holding company located outside the acquiror's principal state of operations.

The Bank is subject to supervision and examination by applicable federal and state banking agencies. The Bank is chartered under the laws of the State of Maryland as a commercial bank and is not a member of the Federal Reserve System. Therefore, the Bank is subject to the regulations of and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the office of the Maryland State Bank Commission (the "Commissioner"). The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Payment of Dividends. The Company will be a legal entity separate and distinct from the Bank. The principal source of cash flow of the Company, including cash flow to pay dividends on its stock or principal and interest on debt, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company, as well as by the Company to its shareholders.

The Bank may generally pay dividends on its stock provided payment of such dividends is in compliance with applicable law and regulation. Maryland law allows for the payment of dividends from the Bank's undivided profits or, with the approval of the Commissioner, from the Bank's surplus in excess of 100% of its required capital stock.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution or a holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing) , that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice.

In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "FDICIA". The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Transactions with Affiliates. There are various legal restrictions on the extent to which the Company and any future nonbank subsidiaries can borrow or otherwise obtain credit from the Bank. There also are legal restrictions on the following: investments in the securities of and purchases of assets from the Company and any of its future nonbank subsidiaries; a bank's loans or extensions of credit to third parties collateralized by the securities or obligations of the Company and any of its future nonbank subsidiaries; the issuance of guaranties, acceptances and letters of credit on behalf of the Company and any of its future nonbank subsidiaries; and certain bank transactions with the Company and any of its future nonbank subsidiaries, or with respect to which the Company and nonbank subsidiaries, act as agent, participate or have a financial interest. Subject to certain limited exceptions, the Bank may not extend credit to the Company or to any other affiliate in an amount which exceeds 10% of the Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by the Bank to the Company or to such other affiliates. Also, extensions of credit and other transactions between the Bank and the Company or such other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Also, the Company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Capital Adequacy. The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, and the minimum ratio of Tier I Capital (defined below) to risk-weighted assets is 4%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. If a bank holding company has consolidated assets of less than $150 million, the capital adequacy of the institution is generally determined at the bank-level only without consolidating the balance sheets of the bank holding company and any of its bank subsidiaries. Because the Company has consolidated assets of less than $150 million, the applicable capital ratios are those ratios that exist at the Bank. At December 31, 1997, the Bank's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 17.5% and 18.5%, respectively.

In addition, the federal banking agencies have established minimum leverage ratio guidelines for bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3% for banks that meet certain specific criteria, including having the highest regulatory rating. All other banks generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Bank's Leverage Ratio at December 31, 1997 was 13.4%. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "FDICIA".

All of the federal banking agencies have adopted regulations that would add an additional risk-based capital requirement based upon the amount of an institution's exposure to interest rate risk, but these regulations are not currently applicable to the Bank. In addition, bank regulators continue to indicate their desire generally to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of the Bank is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

Holding Company Structure and Support of the Bank. Because the Company is the parent holding company of the Bank, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to, and commit resources to support, the Bank. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly-controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Bank and Company are subject to these cross-guarantee provisions.

FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provision of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institution that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity to total assets of at least 2%. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies which control such institution. However, the Federal Reserve has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations. Although the capital categories defined under the prompt corrective action regulations are not directly applicable to the Company under existing law and regulations, if the Company were placed in a capital category the Company believes that it would qualify as "well capitalized" as of December 31, 1997.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

The Company and the Bank believe that at December 31, 1997, the Subsidiary Bank was "well capitalized" under the criteria discussed above.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.

Brokered Deposits. The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits. Under the regulations, a bank cannot accept a rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because the Bank believes that it was "well capitalized" as of December 31, 1997, the Bank believes the brokered deposits regulation will have no material effect on the funding or liquidity of the Bank.

FDIC Insurance Premiums. The Bank is required to pay semiannual FDIC deposit insurance assessments. Under the current rate structure, the most financially sound banks whose deposits are insured by the Bank Insurance Fund ("BIF") of the FDIC pay no assessment. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is authorized by federal law to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the Bank and the Company's earnings.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Depositor Preference. The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Interstate Act. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, (i) permits bank holding company acquisitions, commencing one year after enactment, of banks of a minimum age of up to five years as established by state law in any state, (ii) permits mergers of national and state banks after May 31, 1997 across state lines unless the state has opted out of the interstate bank merger provisions
(iii) permits branching de novo by national and state banks into other states if the state has opted-in to this provision of the Interstate Act, and (iv) permits certain interstate bank agency activities one year after enactment. Maryland has opted in to the Interstate Act by permitting de novo branching effective September 29, 1993, and by allowing out-of-state banks to acquire branches alone beginning in 1997.

CERTAIN STATISTICAL DATA

                     AVERAGE BALANCES, INTEREST, AND YIELDS

                                                      For the Year Ended                             For the Year Ended
                                                       December 31, 1997                              December 31, 1996
                                           ----------------------------------------       ----------------------------------------
                                              Average                                        Average
                                              balance         Interest        Yield          balance         Interest        Yield
                                           ------------      ----------       -----       ------------      ----------       -----
ASSETS
Federal funds sold                         $  1,158,306      $   64,472        5.57%      $  4,003,091      $  218,388        5.46%
Interest-bearing deposits                             0               0        0.00%           135,476           6,475        4.78%
Investment securities:
  U. S. Treasury                             21,847,352       1,259,818        5.77%        21,686,173       1,200,011        5.53%
  U. S. Agency                                4,156,745         234,029        5.63%         6,403,050         336,942        5.26%
  State and municipal                           104,640           9,123        8.72%           213,589          20,904        9.79%
  Other                                          93,006             798        0.86%            76,187           4,184        5.49%
                                           ------------      ----------                   ------------      ----------
   Total investment securities               26,201,743       1,503,768        5.74%        28,378,999       1,562,041        5.50%
                                           ------------      ----------                   ------------      ----------
Loans:
  Demand and time                            13,805,156       1,389,219       10.06%        13,022,811       1,291,997        9.92%
  Mortgage                                   66,286,187       5,672,075        8.56%        58,958,482       5,198,531        8.82%
  Installment                                 2,354,627         265,078       11.26%         2,391,835         267,641       11.19%
                                           ------------      ----------       -----       ------------      ----------       -----
   Total loans                               82,445,970       7,326,372        8.89%        74,373,128       6,758,169        9.09%
Allowance for loan losses                       816,481                                        756,596
                                           ------------                                   ------------
   Total loans, net of allowance             81,629,489       7,326,372        8.98%        73,616,532       6,758,169        9.18%
                                           ------------      ----------       -----       ------------      ----------       -----
Total interest-earning assets               108,989,538       8,894,612        8.16%       106,134,098       8,545,073        8.05%
                                           ------------      ----------       -----       ------------      ----------       -----
Noninterest-bearing cash                      2,496,262                                      2,274,308
Bank premises and equipment                   1,745,555                                      1,222,574
Other assets                                  1,467,368                                      1,859,612
                                           ------------                                   ------------
        Total assets                       $114,698,723                                   $111,490,592
                                           ============                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits
  Savings and NOW deposits                 $ 27,724,729      $  705,567        2.54%      $ 29,162,864      $  735,146        2.52%
  Money market                                7,863,097         209,030        2.66%         7,591,874         186,008        2.45%
  Other time deposits                        48,346,940       2,623,974        5.43%        48,437,431       2,700,606        5.58%
                                           ------------      ----------       -----       ------------      ----------       -----
Total interest-bearing deposits              83,934,766       3,538,571        4.22%        85,192,169       3,621,760        4.25%
Noninterest-bearing deposits                 11,686,894              --                      9,517,523              --
                                           ------------      ----------                   ------------      ----------
Total deposits                               95,621,660       3,538,571        3.70%        94,709,692       3,621,760        3.82%
Borrowed funds                                3,182,718         106,290        3.34%         1,871,276          56,320        3.01%
                                           ------------      ----------       -----       ------------      ----------       -----
                                             98,804,378       3,644,561        3.69%        96,580,968       3,678,080        3.81%
                                                             ----------       -----                         ----------       -----
Other liabilities                               536,328                                        439,873
Stockholders' equity                         15,358,017                                     14,469,751
                                           ------------                                   ------------

        Total liabilities and
        stockholders' equity               $114,698,723                                   $111,490,592
                                           ============                                   ============

Net interest spread                                                            4.47%                                          4.24%
                                                                              =====                                          =====
Net interest income                                          $5,249,751                                     $4,866,993
                                                             ==========                                     ==========
Net margin on interest-earning assets                                          4.82%                                          4.69%
                                                                              =====                                          =====


Interest on securities and loans exempt from Federal income taxes has been reported on a tax-equivalent basis, using a marginal tax rate of 34%.
Loan interest includes fees totaling $237,088, and $180,775 for 1997 and 1996, respectively. Nonaccrual loan balances are included above. Interest is reported on cash basis unless principal recovery is doubtful.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME



                                                 Year Ended December 31,                        Year Ended December 31,
                                                 1997 Compared With 1996                        1996 Compared With 1995
                                                   Variance Due To                                  Variance Due To
                                    -----------------------------------------       -----------------------------------------
                                      Total           Rate           Volume           Total            Rate           Volume
                                    ---------       ---------       ---------       ---------       ---------       ---------
EARNING ASSETS
  Interest-bearing deposits         $  (6,475)             --          (6,475)      $ (13,957)             65         (14,022)
  Federal funds sold                 (153,916)          1,409        (155,325)        (75,970)        (14,138)        (61,832)
  Investment securities:
    U. S. Treasury                     59,807          50,894           8,913         622,170         120,177         501,993
    U. S. Agency                     (102,913)         15,243        (118,156)       (115,210)         23,219        (138,429)
    State and municipal               (11,781)         (1,115)        (10,666)         (8,165)          1,175          (9,340)
    Other                              (3,386)         (4,309)            923         (12,899)           (943)        (11,956)
  Loans:
    Demand and time                    97,222          19,613          77,609         (84,451)        (16,462)        (67,989)
    Mortgage                          473,544        (172,760)        646,304        (195,094)       (134,856)        (60,238)
    Installment                        (2,563)          1,601          (4,164)        (20,914)         (6,558)        (14,356)
                                    ---------       ---------       ---------       ---------       ---------       ---------
        Total interest income         349,539         (89,424)        438,963          95,510         (28,321)        123,831
                                    ---------       ---------       ---------       ---------       ---------       ---------

INTEREST-BEARING LIABILITIES
  Savings and NOW deposits            (29,579)          6,662         (36,241)        (88,048)        (47,096)        (40,952)
  Money market deposits                23,022          16,377           6,645         (59,901)        (25,409)        (34,492)
  Other time deposits                 (76,632)        (71,583)         (5,049)        353,323          84,275         269,048
  Securities sold under
    agreements to repurchase           49,970          10,496          39,474          32,205           6,210          25,995
                                    ---------       ---------       ---------       ---------       ---------       ---------
        Total interest expense        (33,219)        (38,048)          4,829         237,579          17,980         219,599
                                    ---------       ---------       ---------       ---------       ---------       ---------

Net interest income                 $ 382,758       $ (51,376)      $ 434,134       $(142,069)      $ (46,301)      $ (95,768)
                                    =========       =========       =========       =========       =========       =========

The rate/volume variance has been included with the rate variance.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS

                                                        December 31,
                                    ---------------------------------------------------
                                              1997                        1996
                                    -----------------------     -----------------------
                                      Carrying      Yearend      Carrying       Yearend
                                       Value         Yield         Value         Yield
                                    -----------     -------     -----------     -------
           Available for Sale
           ------------------
U. S. Treasury
   One year or less                 $ 5,998,751      5.50%      $ 7,002,501      5.59%
   Over one through five years        5,525,627      5.84%       11,484,069      5.66%
                                    -----------      ----       -----------      ----
Total Treasury                       11,524,378      5.67%       18,486,570      5.63%
                                    -----------      ----       -----------      ----
U.S. Government agency
   One year or less                   2,006,333      6.12%               --      0.00%
   Over one through five years               --      0.00%        2,009,829      6.12%
                                    -----------      ----       -----------      ----
Total U.S. Government Agency          2,006,333      6.12%        2,009,829      6.12%
                                    -----------      ----       -----------      ----
Total debt securities                13,530,711      5.74%       20,496,399      5.68%
                                                                                 ====
Federal Home Loan Bank stock            342,900                          --
                                    -----------                 -----------
Total available for sale            $13,873,611                 $20,496,399
                                    ===========                 ===========

            Held to maturity
            ----------------
U. S. Treasury
   One year or less                 $ 1,999,799      5.96%      $        --      0.00%
   Over one through five years        4,000,708      6.26%        6,000,630      6.16%
                                    -----------      ----       -----------      ----
Total Treasury                        6,000,507      6.16%        6,000,630      6.16%
                                    -----------      ----       -----------      ----
U.S. Government agency
   One year or less                     500,000      5.32%           20,186      9.06%
   Over one through five years        1,536,860      6.71%        2,054,244      5.09%
   Over five through ten years           86,856      7.20%          108,860      7.20%
                                    -----------      ----       -----------      ----
Total U.S. Government Agency          2,123,716      6.40%        2,183,290      5.24%
                                    -----------      ----       -----------      ----
State and municipal
   Over one through five years               --      0.00%          102,600      7.23%
   Over five through ten years               --      0.00%          100,000      6.12%
                                    -----------      ----       -----------      ----
Total state and municipal                    --      0.00%          202,600      6.68%
                                    -----------      ----       -----------      ----

Total held to maturity              $ 8,124,223      6.22%      $ 8,386,520      5.93%
                                    ===========      ====       ===========      ====

                          COMPOSITION OF LOAN PORTFOLIO

                                                              December 31,
                                         ------------------------------------------------------
                                                   1997                           1996
                                         ------------------------      ------------------------
                                                         Percent                        Percent
                                            Amount       of Total         Amount       of Total
                                         -----------     --------      -----------     --------
Commercial                               $12,789,753       14.75%      $11,874,563       15.13%
Real estate - residential                 33,503,212       38.64%       30,115,234       38.36%
Real estate - commercial                  33,890,358       39.09%       31,034,261       39.53%
Construction                               1,772,198        2.05%        1,462,471        1.86%
Consumer                                   4,741,988        5.47%        4,023,049        5.12%
                                         -----------      ------       -----------      ------
      Total loans                         86,697,509      100.00%       78,509,578      100.00%
                                                          ======                        ======
Less deferred loan origination fees          238,883                       269,219
Less allowance for credit losses             875,716                       794,087
                                         -----------                   -----------
      Net loans                          $85,582,910                   $77,446,272
                                         ===========                   ===========

       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                                     December 31, 1997
                               -----------------------------------------------------------
                                                 Over one
                                 One year         through       Over five
                                 or less        five years        years          Total
                               -----------      -----------     ---------      -----------
Commercial                     $11,903,155      $   886,598      $     --      $12,789,753
Real estate - residential       16,435,876       17,021,669        45,667       33,503,212
Real estate - commercial        23,514,594        9,912,790       462,974       33,890,358
Construction                     1,772,198               --            --        1,772,198
Consumer                         2,928,943        1,813,045            --        4,741,988
                               -----------      -----------      --------      -----------
      Total                    $56,554,766      $29,634,102      $508,641      $86,697,509
                               ===========      ===========      ========      ===========

Fixed interest rate            $28,460,199      $23,560,758      $ 45,667      $52,066,624
Variable interest rate          28,094,567        6,073,344       462,974       34,630,885
                               -----------      -----------      --------      -----------
      Total                    $56,554,766      $29,634,102      $508,641      $86,697,509
                               ===========      ===========      ========      ===========

                   NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

       The Company has the following outstanding loan balances which were past due 90 days or more as of December 31, 1997 and 1996, respectively. These delinquent totals include nonaccrual loan balances.

Interest accrued as of December 31, 1997 on non-performing loans was $36,387.52.

A loan asset is reported as being in non-accrual status if: 1) it is maintained on a cash basis because of a deterioration in the financial condition of the borrower; 2) payment in full of principal or interest is not expected; or, 3) principal or interest has been in default for a period of 90 days or more unless the asset is both well-secured and in the process of collection. An asset need not be placed in non-accural status if the asset upon which principal or interest is due for 90 days or more is a consumer loan or a loan secured by one to four family residential property. To the extent that the Bank elects to carry such a loan in non-accrual status on its books the loan is reported as non-accrual.

As a general rule, a non-accrual asset may be restored to accrual status when none of its principal and interest is due and unpaid and the Bank expects repayment of the remaining contractual principal and interest; or when it otherwise becomes well-secured and in the process of collection.

As of year-end 1997 no other significant potential problem loans were identified by the Bank outside of those tabulated under non-accrual, past due and restructured loans.



                                 1997          1996
                               --------      --------
Demand and time                $     --      $     --
Mortgage                        829,827       649,888
Installment                      12,356        13,784
                               --------      --------
                               $842,183      $663,672
                               ========      ========

Nonaccrual loans               $556,876      $174,630
                               ========      ========
Interest lost due to
  nonaccrual status            $ 36,388      $  1,495
                               ========      ========
Interest income recorded       $ 35,004      $ 17,999
                               ========      ========

                            ALLOWANCE FOR LOAN LOSSES

                                                      1997            1996
                                                    --------       ---------
Balance at beginning of year                        $794,087       $ 761,457

Loan losses:
  Commercial                                              --           7,292
  Real estate                                             --           9,978
  Consumer                                             8,203           7,174
                                                    --------       ---------
                Total loan losses                      8,203          24,444
                                                    --------       ---------

Recoveries on loans previously charged off
  Commercial                                              --           3,282
  Real estate                                             --          25,724
  Consumer                                               674           7,721
                                                    --------       ---------
                Total loan recoveries                    674          36,727
                                                    --------       ---------

Net loan losses                                        7,529         (12,283)
Provision for loan losses charged to expense          89,158          20,347
                                                    --------       ---------
Balance at end of year                              $875,716       $ 794,087
                                                    ========       =========

Allowance for loan losses to loans outstanding
 at end of year                                         1.01%           1.01%

Net charge-offs to average loans                        0.01%          (0.02)%

Recognizing that there are different levels of risk associated with different categories of lending as well as degree of delinquency, management maintains a reserve for loan losses calculated on a formula which applies separate factors against different "risk areas", ie., types of loans in different stages of delinquency. The lowest factor is applied to the balances of well-secured loans which are current; the highest factor to unsecured loans severely delinquent. Management has set a floor of one percent of outstanding loans to ensure an adequate allowance. The reserve amount is re-calculated monthly.

                      MATURITIES OF CERTIFICATES OF DEPOSIT
                   AND OTHER TIME DEPOSITS OF $100,000 OR MORE

                                                                       DECEMBER 31, 1997
                                        -------------------------------------------------------------------------
                                                                         After six
                                                         After three      through
                                        Within three      through          twelve     After twelve
                                            months       six months        months         months         Total
                                        ------------     -----------     ---------    ------------     ----------
Certificates of deposit of $100,000
  or more                                $1,360,729      $1,084,126      $614,683      $5,058,849      $8,118,387
                                         ==========      ==========      ========      ==========      ==========

                              SHORT-TERM BORROWINGS

       The Company has overnight repurchase agreements collateralized by government agency securities owned by the Bank.

                                    1997             1996
                                 ----------       ----------
Outstanding at December 31       $3,390,120       $3,881,705
Maximum outstanding balance       4,069,611        3,881,705
Average outstanding balance       3,399,467        2,784,391
Annual weighted average yield          4.21%            3.64%
Year-end weighted average yield        4.35%            3.41%

                      RETURNS AND OTHER SIGNIFICANT RATIOS

Return on average assets                1.53%        1.37%
Return on average equity               11.42%       10.55%
Earnings per share                    $ 2.00       $ 1.74
Dividends per share                   $ 0.64       $ 0.80
Dividend payout ratio                  31.95%       45.90%
Average equity to average assets       13.39%       12.98%
Capital ratios
  Tier I                               17.90%       21.30%
  Total capital                        18.89%       22.50%

                          INTEREST SENSITIVITY ANALYSIS

                                                                          December 31, 1997
                                         ----------------------------------------------------------------------------------
                                                            After three
                                            Within          but within         After one
                                             three            twelve          but within         After
                                            months            months          five years      five years          Total
                                         ------------       -----------      -----------      -----------      ------------
ASSETS
Earning assets
  Federal funds sold                     $  2,604,868       $        --      $        --      $        --      $  2,604,868
  Investment securities
     available for sale                     3,998,764         4,003,906        5,509,863          342,900        13,855,433
     held to maturity                       2,499,799         5,503,876          120,548               --         8,124,223
  Loans                                    35,057,713        21,497,053       29,634,102          508,641        86,697,509
                                         ------------       -----------      -----------      -----------      ------------
Total earning assets                     $ 44,161,144       $31,004,835      $35,264,513      $   851,541      $111,282,033
                                         ============       ===========      ===========      ===========      ============

LIABILITIES
Interest-bearing liabilities
  Money market                           $  9,455,226       $        --      $        --      $        --      $  9,455,226
   Savings and NOW                         27,335,924                --               --               --        27,335,924
   Certificates $100,000 and over           1,360,729         1,698,809        5,058,849               --         8,118,387
   Certificates under $100,000              5,603,430        13,106,492       21,234,149               --        39,944,071
   Securities sold under agreements
     to repurchase                          3,390,120                --               --               --         3,390,120
                                         ------------       -----------      -----------      -----------      ------------
Total interest-bearing liabilities       $ 47,145,429       $14,805,301      $26,292,998      $        --      $ 88,243,728
                                         ============       ===========      ===========      ===========      ============

Period gap                               $ (2,984,285)      $16,199,534      $ 8,971,515      $   851,541      $ 23,038,305

Cumulative gap                           $ (2,984,285)      $13,215,249      $22,186,764      $23,038,305      $ 23,038,305

                             DESCRIPTION OF PROPERTY

All of the Company's properties are owned by the Bank and are used in the Bank's business. These include the Bank's main office at 100 Spring Avenue, Chestertown, Maryland, which consists of approximately 12,000 square feet; a branch office of the Bank at 600 Washington Avenue, Chestertown, Maryland, which consists of approximately 3,500 square feet; a branch office of the Bank at 166 North Main Street, Galena, Maryland, which consists of approximately 2,000 square feet; and a branch office of the Bank at 21337 Rock Hall Avenue, Rock Hall, Maryland, which consists of approximately 2,000 square feet.

                                   MANAGEMENT

                          DIRECTORS, EXECUTIVE OFFICERS
                            AND SIGNIFICANT EMPLOYEES

The individuals listed below are serving as directors, executive officers and significant employees of the Company and the Bank:

Robert W. Clark, Jr., 48, 25459 Howell Point Road, Betterton, Maryland 21610, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Clark is a farmer.

LaMonte E. Cooke, 46, 24837 Langford Road, Chestertown, Maryland 21620, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Cooke is Director of the Queen Anne's County Department of Corrections.

Gary B. Fellows, 46, P.O. Box 270, Millington, Maryland 21651, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Fellows is a Senior Vice President and partner of Fellows, et al. Funeral Home.

Herman E. Hill, Jr., 52, 5376 Eastern Neck Road, Rock Hall, Maryland 21661, has served as a director of the Company since 1997 and of the Bank since 1994. Mr. Hill is a farmer in the area.

Elmer E. Horsey, 65, 19 Byford Court, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1983. Mr. Horsey is the President of a company that manages private investments.

Arthur E. Kendall, 45, 21178 Sharp Street, Rock Hall, Maryland 21661, has served as a director of the Company since 1997 and of the Bank since 1994. Mr. Kendall is a retail grocer.

H. Lawrence Lyons, 45, 8630 Mt. Hope Road, Chestertown, Maryland 21620, has served as an officer of the Company since 1997 and of the Bank since 1980. Mr. Lyons currently serves as a Senior Vice President and Cashier of the Bank.

P. Patrick McClary, 57, 660 Budds Landing Road, Cecilton, Maryland 21913, has served as a director of the Company since 1997 and of the Bank since 1991. Mr. McClary is the owner of a local real estate firm.

Robert A. Moore, 64, 23441 Cacaway Farm Lane, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1975. Mr. Moore is currently the Secretary of the Company and the Bank. Mr. Moore operates a local insurance agency.

E. Roy Owens, 65, 205 David Drive, Chestertown, Maryland 21620, has served as an officer and director of the Company since 1997 and of the Bank since 1972. Mr. Owens is currently the Chairman, President and Chief Executive Officer of the Bank.

Alexander P. Rasin, III, 54, 205 Richard Drive, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1975. Mr. Rasin is an attorney in the Chestertown area.

Stefan R. Skipp, 55, 924 Placid Court, Arnold, Maryland 21012, has served as a director of the Company since 1997 and of the Bank since 1979. Mr. Skipp is an attorney and public defender for the State of Maryland.

Thomas G. Stevenson, 50, 25209 Dugdale Lane, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1990. Mr. Stevenson has also served as an officer of the Bank since 1984. Mr. Stevenson is currently the Executive Vice President of the Bank.

Elizabeth A. Strong, 49, 22590 Goose Hollow Drive, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1995. Ms. Strong is the owner of a local insurance agency.

William G. Wheatley, 45, 10950 St. James-Newtown Road, Worton, Maryland 21678, has served as a director of the Company since 1997 and of the Bank since 1996. Mr. Wheatley has also served as an officer of the Bank since 1985 and is currently a Senior Vice President of the Bank.

All directors and officers are elected to serve until the next annual meeting of the Company's shareholders and until their successors are elected and qualified. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected to his office or position. No director or executive officer has been, during the past five years (i) involved in any bankruptcy or insolvency proceeding involving such person or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the filing of such proceeding, or (ii) convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

                     REMUNERATION OF DIRECTORS AND OFFICERS

DIRECTOR COMPENSATION

Directors of the Bank meet twice monthly and receive $210 for each meeting attended. Directors of the Bank also receive $130 for each Executive Committee meeting attended and $85 for each other Committee meeting attended. Directors of the Company receive $220 for each meeting attended.

EXECUTIVE COMPENSATION

For the fiscal year ended December 31, 1997, the three highest paid officers or directors as a group received the annual remuneration shown below:

                                    Capacities in
                                  Which Remuneration        Aggregate
Identity of Group                    Was Received          Remuneration
-----------------                 ------------------      --------------
Executive Officers and            Executive Officers
Directors (3)                      and Directors          $290,807.95(1)

(1)Includes salary, bonuses, contributions to the Bank's 401(K) Plan and other forms of compensation.

The Bank sponsors a 401(K) profit sharing plan for the benefit of its employees with one year of service who have attained age 21. The Bank contributed $28,326 to the plan in 1997, $4,617.16 of which was for the benefit of the three officers and directors in the group above.

The Bank has a defined benefit pension plan covering substantially all of the employees. The benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final 10 full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Bank. The total vested accumulated benefit obligation of the plan as of December 31, 1997 was $822,760.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

The Bank has had, and expects to have in the future, various loan and other banking transactions in the ordinary course of business with the directors, executive officers and principal shareholders of the Bank and the Company (or an associate of such persons). All such transactions (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those more prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of loss or present other unfavorable features. At December 31, 1997, the total dollar amount of the outstanding balances of extensions of credit to directors, executive officers, and any of their associations (excluding extensions of credit which were less than $60,000 to any one such person and their associations), was approximately $6,270,463.51 which represented approximately 39.6% of total shareholders' equity.

Outside of normal customer relationships, none of the directors or officers of the Company or the Bank, and no shareholders holding over 5% of the Company's common stock and no corporation or firm with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with the Bank, other than such as arises by virtue of such position or ownership in the Bank.

The Bank uses and complies with the State of Maryland and FDIC regulation guidelines concerning the maximum amount of credit that may be extended to any one director, executive officer, principal shareholders or any of their affiliates.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of December 31, 1997 by each director of the Company and all executive officers and directors of the Company as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Company common stock owned by them.


                                                                  Current Beneficial Ownership
                                                             --------------------------------------
                                                             Number of
Name and Address of Beneficial Owner                         Shares(1)             Percent of Class
------------------------------------                         ---------             ----------------
Robert W. Clark, Jr.                                          43,295(2)                   4.94%
25459 Howell Point Road
Betterton, MD 21610

LaMonte E. Cooke                                                  20                      .002%
24837 Langford Road
Chestertown, MD 21620

Gary B. Fellows                                                   20                      .002%
P.O. Box 270
Millington, MD 21651

Herman E. Hill, Jr.                                            5,570(3)                    .64%
5376 Eastern Neck Road
Rock Hall, MD 21661

Elmer E. Horsey                                               90,684(4)                  10.35%
19 Byford Court
Chestertown, MD  26120

Arthur E. Kendall                           2,031               .23%
21178 Sharp Street
Rock Hall, MD 21661

P. Patrick McClary                          5,136(5)            .59%
660 Budds Landing Road
Cecilton, MD 21913

Robert A. Moore                             6,135               .72%
23441 Cacaway Farm Lane
Chestertown, MD 21620

E. Roy Owens                                4,121(6)            .47%
205 David Drive
Chestertown, MD 21620

Alexander P. Rasin, III                    66,966(7)           7.65%
205 Richard Drive
Chestertown, MD 21620

Stefan R. Skipp                            31,800(8)           3.63%
924 Placid Court
Arnold, MD 21012

Thomas G. Stevenson                        11,085(9)           1.26%
25209 Dugdale Lane
Chestertown, MD 21620

Elizabeth A. Strong                            30              .003%
22590 Goose Hollow Drive
Chestertown, MD 21620

William G. Wheatley                         6,918               .79%
10950 St. James-Newtown Road
Worton, MD 21678

Total of all Directors and Executive      270,391             30.85%
Officers as a Group (14 Persons)

-------------------

(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purpose of the rule if he or she has or shares voting or investment power with respect to such security or has the right to acquire such ownership within 60 days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.

(2) Includes 27,330 shares held in the name of his mother, 10,311 shares held in the name of his father, 2,499 shares in the name of dependent children and 330 shares held in the name of his wife.

(3) Includes 1,200 shares held by the name of dependent children and 165 shares held in the name of his wife.

(4) Includes 864 shares held in the name of his wife and 89,100 shares held in the name of Nylon Capital Shopping Center, Inc. over which Mr. Horsey exercises voting control as President of the corporation.

(5)      Includes 210 shares held in the name of dependent children.

(6)      Includes 185 shares held in the name of his wife.

(7) Includes 1,422 shares held in the name of his wife, 13,554 shares held in the name of his mother, 2,754 shares held in the name of his mother-in-law, and 46,920 shares held in the residuary trust created under his father's will for which he and Martha F. Rasin are co-trustees.

(8) Includes 900 shares held in the name of dependent children and 7,203 shares held in the Estate of Harriet and Phillip Skipp.

(9) Includes 2,700 shares held in the Stevenson family trust and 1,500 shares held in the Rohrbacher family partnership over which he exercises voting control, as well as 4500 shares in the Bruce W. Rohrbacher Revocable Trust and 900 shares held in the name of his mother.

                           INTERESTS OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS


There were no such transactions. The Bank does not consider its loans to officers and directors collectively to represent a material risk. Of the total amount outstanding as of December 31, 1997, approximately $5,276,000 was secured by real estate of which $1,318,500 was for residential purposes. The balance, approximately $3,960,000 is well secured by farm land, personal residences, commercial property and other property used in the business of several of the Bank's directors.

The executive management of the Bank is very comfortable with the level of credit that has been extended by the Bank to its directors. In addition, the Bank's federal and state regulators review all of the directors and executive officers loans and the Bank has never received criticism in this area. Also, the Bank has received very favorable examination ratings for many years to date.

                           DESCRIPTION OF COMMON STOCK

The Company is authorized to issue 1,000,000 shares of common stock, the only class of capital stock it is authorized to issue. The holders of Company common stock will be entitled to one vote per share, and there is no cumulative voting in the election of directors. Holders do not have preemptive rights.

The holders of Company common stock will be entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Company common stock out of funds legal available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of outstanding shares of Company common stock will be entitled to share pro rata, according to their respective interests, in the Company assets and funds remaining after payment, or for provision for payment, of all debts and other liabilities of the Company.

The extent to which the Company can pay dividends to its shareholders is dependent, to a large extent, on the level of debt service obligations of the Company and any other corporate commitments.

                      DESCRIPTION OF ANTITAKEOVER MEASURES

At the Company's Annual Meeting held on April 29, 1998, shareholders of the Company adopted two amendments to the Articles of Incorporation designed to have anti-takeover effects. The first amendment added a new Article Seventh to the Articles of Incorporation to provide that any proposed merger, share exchange, consolidation, reverse stock split, sale, exchange, lease of all or substantially all of the assets of the Company or any similar transaction requires the affirmative vote of seventy-five percent (75%) of the outstanding shares of the Company if the transaction has not been recommended to shareholders by at least a majority of the Board of Directors. Any such transaction recommended to shareholders by a majority of the Board of Directors shall only be subject to the vote otherwise required under Maryland law.

The second amendment made to the Articles of Incorporation was the adoption of a new Article Eighth. This provision allows the Board of Directors to consider a number of different factors, other than just price, in making any recommendation to shareholders on a transaction as described in Article Seventh. This provision also allows the Board of Directors to take a number of different actions if it determines that an offer should be rejected, in order to further prevent the possibility of an unwanted takeover offer.

                                TECHNOLOGY RISK

The Company utilizes and is dependent upon data processing hardware systems and banking application software to conduct its business. The data processing hardware systems and banking application software include those developed and maintained by the Company's data processing hardware provider and purchased banking application software which is run on in-house computer networks. In 1997, the Company initiated a review and assessment of all hardware and banking application software to confirm that it will function properly in the Year 2000. The Company's data processing hardware provider, banking application software provider, and other vendors which have been contacted, have indicated that their hardware and/or software will be Year 2000 compliant by the end of 1998, allowing the Company adequate time for compliance testing in 1999. Additionally, alarms, elevators, heating and cooling systems and other computer-controlled mechanical devices on which the Company relies are being evaluated. Those found not to be in compliance will be modified or replaced with compliant products. While there will be some incremental expenses incurred during the next 1 1/2 years, the Company has not identified any situations at this time that will require material expenditures to become fully compliant with the Year 2000. During the next 1 1/2 years, the Company's credit risk assessment will also include a consideration of incremental risk that may be posed by customers' inability, if any, to address Year 2000 issues. The total amount to be expended with respect to Year 2000 compliance, is estimated to be approximately $10,000.

                                     PART II

                          MARKET PRICE OF AND DIVIDENDS
                          ON THE COMPANY'S COMMON STOCK
                          AND OTHER SHAREHOLDER MATTERS

There is currently no established trading market for the Company's securities. Based on records that are available to Management, which may not include all trades, the following is the range of trading prices for the periods shown:

                           1997                    1996 *
                    ------------------      ------------------
                     High        Low         High        Low
                    ------      ------      ------      ------
First Quarter       $25.00      $25.00      $25.00      $25.00
Second Quarter      $30.00      $25.00      $25.00      $25.00
Third Quarter       $30.00      $30.00      $25.00      $25.00
Fourth Quarter      $31.65      $30.00      $25.00      $25.00

* Restated to reflect 200% stock dividend in 1997.

As of December 31, 1997, there were approximately 576 holders of record of the Company's Common Stock.

During the past two fiscal years, the Company has declared the following dividends on its Common Stock

                               1997    1996*+
                               ----    ------
First Quarter                   --      .19
Second Quarter                 .21      .19
Third Quarter                  .21      .19
Fourth Quarter                 .21      .19

* Prior to the acquisition of the Bank by the Company during the fourth quarter of 1996, dividends were declared by the Bank. In 1997, all dividends were declared by the Company.

+ Restated to reflect 200% stock dividend in 1997.

There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company and by the Company to its shareholders. See "Description of Business - Supervision and Regulation".

                                LEGAL PROCEEDINGS

From time to time, there are legal proceedings pending against the Company or the Bank. In the opinion of Management, liabilities, if any, arising from such proceedings presently pending would not have a material adverse effect on the consolidated financial condition of the Company.

                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in the Company's independent accountant during either of the two most recent fiscal years.

                    RECENT SALES OF UNREGISTERED SECURITIES;
                   USE OF PROCEEDS FROM REGISTERED SECURITIES

The only sale of unregistered securities by the Company within the past three
(3) years was the issuance of the Company's securities in exchange for the securities of the Bank in connection with the formation of the Company as the bank holding company of the Bank. The exchange was exempt from registration under Section 3(a)(12) of the Securities Act of 1933.

The Company has not, within the past three (3) years, sold any securities in an offering registered under the Securities Act of 1933.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Amended Articles of Incorporation provide as follows with regard to liability of directors and officers:

                                     "SIXTH:

         To the maximum extent that Maryland law, in effect from time to time, permits limitation of the liability of directors and officers, no director or officer of the corporation shall be liable to the corporation or its stockholders for money damages. Neither the amendment nor repeal of this provision, nor the adoption or amendment of any other provision of the Articles of Incorporation or Bylaws inconsistent with this provision, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurs prior to such amendment, repeal or adoption."

The Company's By-Laws provide as follows with regard to indemnification of directors and officers:

         "Section 11. INDEMNIFICATION. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (1) any individual who is a present or former director or officer of the Corporation or (2) any individual who serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director or officer of such corporation or as a partner or trustee of such partnership, joint venture, trust or employee benefit plan at the request of the Corporation. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (1) or (2) above and to the employee or agent of the Corporation or a predecessor of the Corporation.

         Neither the amendment nor repeal of this Section, nor the adoption or amendment of any other provision of the By-laws or charter of the Corporation inconsistent with this Section, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption."

                                  PART F-S FOR
                              FINANCIAL STATEMENTS


                                               [ROWLES & COMPANY,LLP LETTERHEAD]






                         REPORT OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS
PEOPLES BANCORP, INC.
CHESTERTOWN, MARYLAND



     We have audited the accompanying balance sheets of Peoples Bancorp, Inc. as of December 31, 1997, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended.
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. as of December 31, 1997, 1996, and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                             /s/ Rowles & Company LLP



Salisbury Maryland
January 15, 1998



                                     F-S 1

PEOPLES BANCORP, INC. AND SUBSIDIARY
BALANCE SHEETS
DECEMBER 31,

ASSETS


                                                                                1997             1996              1995
                                                                          -------------     -------------    -------------

Cash and due from banks                                                   $   3,976,505     $   4,912,984    $   4,427,093
Federal funds sold                                                            2,604,868         1,163,607        2,973,733
Interest-bearing deposits                                                             -                 -          298,071
Securities available for sale                                                13,873,611        20,496,399       12,126,871
Securities held to maturity (market value of $8,136,502,
  $8,384,388, and $12,744,221)                                                8,124,223         8,386,520       12,794,151
Loans, less allowance for loan losses of $875,716,
  $794,087, and $761,457                                                     85,582,910        77,446,272       73,749,617
Premises and equipment                                                        2,337,662         1,200,497        1,198,004
Accrued interest receivable                                                     990,132         1,017,688          923,194
Other real estate owned                                                         345,069           224,500          563,086
Deferred income taxes                                                           179,779           180,433          101,394
Other assets                                                                    307,572           224,610          133,156
                                                                          -------------     -------------    -------------

                                                                          $ 118,322,331     $ 115,253,510    $ 109,288,370
                                                                          -------------     -------------    -------------


The accompanying notes are an integral part of these financial statements.




                                     F-S 2

PEOPLES BANCORP, INC. AND SUBSIDIARY
LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                              1997              1996             1995
                                                                          ------------     ------------      -----------
Deposits
  Demand                                                                  $ 13,708,219     $ 11,077,187      $ 9,235,907
  Savings and NOW                                                           27,335,924       29,817,791       28,419,240
  Money market and Supernow                                                  9,455,226        7,444,037        8,314,039
  Other time                                                                48,062,458       47,552,926       46,308,017
                                                                          ------------     ------------      -----------
                                                                            98,561,827       95,891,941       92,277,203
Securities sold under repurchase agreements                                  3,390,120        3,881,705        2,278,816
Accrued interest payable                                                       391,360          392,449          402,526
Other liabilities                                                              124,519           76,028           89,992
Dividend payable                                                                    -           365,000          335,800
                                                                          ------------     ------------      -----------
                                                                           102,467,826      100,607,123       95,384,337
                                                                          ------------     ------------      -----------
Stockholders' equity
  Common stock, par value $10 per share;
   authorized 1,000,000 shares; issued and
   outstanding 875,573 shares in
   1997 and 292,000 shares in 1996 and 1995                                  8,755,730        2,920,000        2,920,000
  Surplus                                                                    2,920,000        2,920,000        2,920,000
  Undivided profits                                                          4,167,590        8,822,783        7,996,776
                                                                          ------------     ------------      -----------
                                                                            15,843,320       14,662,783       13,836,776
  Unrealized gain (loss) on securities
    available for sale,
    net of income taxes                                                         11,185          (16,396)          67,257
                                                                          ------------     ------------      -----------
                                                                            15,854,505       14,646,387       13,904,033
                                                                          ------------     ------------      -----------

                                                                         $ 118,322,331    $ 115,253,510    $ 109,288,370
                                                                         =============    =============    =============

The accompanying notes are an integral part of these financial statements.




                                     F-S 3

PEOPLES BANCORP, INC. AND SUBSIDIARY
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

                                                                                    1997           1996           1995
                                                                                -----------    -----------    -----------
Interest revenue
  Loans, including fees                                                         $ 7,304,892    $ 6,746,384    $ 7,044,594
  U. S. Treasury securities                                                       1,259,818      1,200,011        577,841
  U. S. Government agency securities                                                234,029        336,942        452,152
  State and municipal securities                                                      6,244         14,275         19,878
  Other securities                                                                      798          4,184         17,083
  Federal funds sold                                                                 64,472        218,388        294,358
  Time deposits                                                                          -           6,475         20,432
                                                                                -----------    -----------    -----------
          Total interest revenue                                                  8,870,253      8,526,659      8,426,338
                                                                                -----------    -----------    -----------

Interest expense
  Certificates of deposit of $100,000 or more                                       492,032        460,577        339,943
  Other deposits                                                                  3,046,539      3,161,183      3,076,443
  Borrowed funds                                                                    106,290         56,320         24,115
                                                                                -----------    -----------    -----------
          Total interest expense                                                  3,644,861      3,678,080      3,440,501
                                                                                -----------    -----------    -----------

          Net interest income                                                     5,225,392      4,848,579      4,985,837

Provision for loan losses                                                            89,158         20,347         19,145
                                                                                -----------    -----------    -----------
          Net interest income after provision for loan losses                     5,136,234      4,828,232      4,966,692
                                                                                -----------    -----------    -----------

Other operating revenue
  Service charges on deposit accounts                                               427,179        419,952        356,142
  Securities gains (losses)                                                           1,845         (3,960)           750
  Other noninterest revenue                                                         100,966         69,975         67,252
                                                                                -----------    -----------    -----------
          Total other revenue                                                       529,990        485,967        424,144
                                                                                -----------    -----------    -----------

Other expenses
  Salaries                                                                        1,512,289      1,419,196      1,347,295
  Employee benefits                                                                 357,029        365,981        342,190
  Occupancy                                                                         131,520        143,638        136,050
  Furniture and equipment                                                            93,390         90,460         85,354
  Other operating                                                                   819,156        870,871        815,619
                                                                                -----------    -----------    -----------
          Total other expenses                                                    2,913,384      2,890,146      2,726,508
                                                                                -----------    -----------    -----------

Income before income taxes                                                        2,752,840      2,424,053      2,664,328
Income taxes                                                                        998,225        897,246      1,017,016
                                                                                -----------    -----------    -----------

Net income                                                                      $ 1,754,615    $ 1,526,807    $ 1,647,312
                                                                                ===========    ===========    ===========


Earnings per common share                                                       $      2.00    $      1.74    $      1.88
                                                                                ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.



                                     F-S 4

PEOPLES BANCORP, INC. AND SUBSIDIARY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
THREE YEARS ENDED DECEMBER 31, 1997

                                                                                                              Unrealized
                                                           Common stock                      Undivided       gains (losses)
                                                    Shares      Par value      Surplus        profits        on securities
                                                    ------      ---------      -------        -------        -------------
Balance, December 31, 1994                          292,000    $ 2,920,000   $ 2,920,000    $ 6,991,864        $ (5,678)

Net income for 1995                                       -              -             -      1,647,312               -

Cash dividend, $.73 per share                             -              -             -       (642,400)              -

Change in unrealized gains (losses) on
  securities available for sale                          -              -             -              -           72,935
                                                    -------    -----------   -----------    -----------        --------

Balance, December 31, 1995                          292,000      2,920,000     2,920,000      7,996,776          67,257

Net income for 1996                                       -              -             -      1,526,807               -

Cash dividend, $.80 per share                             -              -             -       (700,800)              -

Change in unrealized gains (losses) on
  securities available for sale                          -              -             -              -          (83,653)
                                                    -------    -----------   -----------    -----------        --------

Balance, December 31, 1996                          292,000      2,920,000     2,920,000      8,822,783         (16,396)

Stock split in the form of a 200% stock
  dividend                                          584,000      5,840,000             -     (5,840,000)              -

Net income for 1997                                       -              -             -      1,754,615               -

Cash dividend, $.64 per share                             -              -             -       (560,640)              -

Repurchase of stock                                    (427)        (4,270)            -         (9,168)              -

Change in unrealized gains (losses) on
  securities available for sale                          -              -             -              -           27,581
                                                    -------    -----------   -----------    -----------        --------

Balance, December 31, 1997                          875,573    $ 8,755,730   $ 2,920,000    $ 4,167,590        $ 11,185
                                                    -------    -----------   -----------    -----------        --------



The accompanying notes are an integral part of these financial statements.



                                     F-S 5

PEOPLES BANCORP, INC. AND SUBSIDARY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

                                                                          1997           1996           1995
                                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received                                                   $ 8,879,088    $ 8,478,215    $ 8,321,034
  Fees and commissions received                                           555,222        490,931        394,913
  Interest paid                                                        (3,645,950)    (3,688,157)    (3,376,981)
  Cash paid to suppliers and employees                                 (2,438,801)    (2,665,561)    (2,708,874)
  Income taxes paid                                                    (1,395,064)    (1,002,462)      (959,849)
                                                                      -----------    -----------    -----------
                                                                        1,954,495      1,612,966      1,670,243
                                                                      -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net proceeds from sales/maturities of certificates of deposit                          298,000        300,000
  Proceeds from sales of investment securities
     Held to maturity                                                     260,477     10,404,972     10,081,872
     Available for sale                                                 7,002,695                     3,200,000
  Purchase of investment securities
     Held to maturity                                                           -     (7,018,266)             -
     Available for sale                                                  (342,900)    (7,501,012)   (12,016,895)
  Loans made, net of principal collected                               (8,195,461)    (3,750,885)       946,195
  Purchases of premises, equipment, and software                       (1,293,383)      (135,536)      (173,516)
  Proceeds from sale of other real estate owned and equipment              92,704        219,499              -
  Purchases of other real estate owned                                   (213,068)            -        (381,063)
                                                                      -----------    -----------    -----------
                                                                       (2,688,936)    (7,483,228)     1,956,593
                                                                      -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in
    Time deposits                                                         509,532      1,244,909      6,120,689
    Other deposits                                                      2,160,354      2,369,829     (5,793,898)
    Securities sold under repurchase agreements                          (491,585)     1,602,889      1,575,836
    Federal funds purchased                                                     -              -       (800,000)
  Dividends paid                                                         (925,640)      (671,600)      (598,600)
  Repurchase of stock                                                     (13,438)            -              -
                                                                      -----------    -----------    -----------
                                                                        1,239,223      4,546,027        504,027
                                                                      -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      504,782     (1,324,235)     4,130,863

Cash and cash equivalents at beginning of year                          6,076,591      7,400,826      3,269,963
                                                                      -----------    -----------    -----------

Cash and cash equivalents at end of year                              $ 6,581,373    $ 6,076,591    $ 7,400,826
                                                                      ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.




                                     F-S 6

PEOPLES BANCORP, INC. AND SUBSIDIARY
STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31,

                                                                             1997           1996          1995
                                                                         -----------    -----------   -----------

Reconciliation of net income to net cash provided by
  operating activities
   Net income                                                            $ 1,754,615    $ 1,526,807   $ 1,647,312

Adjustments to reconcile net income to net
  cash provided by
  operating activities
   Loss (gain) on sale of investment securities                               (1,845)         3,960          (750)
   Amortization of premiums and accretion of discounts                        11,614         12,167       (19,848)
   Provision for loan losses                                                  89,158         20,347        19,145
   Depreciation and software amortization                                    112,454        113,066        96,206
   Loss (gain) and writedowns on other real estate                              (204)       119,087        12,977
   Deferred income taxes                                                     (16,721)       (26,339)       27,872
   Decrease (increase) in
    Accrued interest receivable                                               27,556        (94,494)      (69,079)
    Other assets                                                              (9,732)       (15,300)      (84,382)
   Increase (decrease) in
    Deferred origination fees and costs, net                                 (30,335)        33,883       (16,377)
    Income taxes payable, net of refunds                                     (15,118)       (78,877)       29,295
    Accrued interest payable                                                  (1,089)       (10,077)       63,520
    Other liabilities                                                         34,142          8,736       (35,648)
                                                                         -----------    -----------   -----------

                                                                         $ 1,954,495    $ 1,612,966   $ 1,670,243
                                                                         ===========    ===========   ===========


The accompanying notes are an integral part of these financial statements.




                                     F-S 7

PEOPLES BANCORP, INC. AND SUBSIDIARY




NOTES TO FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting and reporting policies reflected in the financial statements conform to generally accepted accounting principles and to general practices within the banking industry. Management makes estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of commitments and contingent liabilities at the balance sheet date, and revenues and expenses during the year.

HOLDING COMPANY FORMATION
        On December 10, 1996, Peoples Bancorp, Inc. (the Company) was incorporated in the State of Maryland to acquire the stock of Peoples Bank of Kent County, Maryland (the Bank) and to engage in such other business activities permitted for bank holding companies by law. The Bank's stockholders approved an agreement for the exchange of shares on December 30, 1996. Each outstanding share of Bank common stock was exchanged for one share of the Company's common stock in March, 1997.

        The Bank continues its banking business under the same name as a wholly-owned subsidiary of the holding company. Comparative data in the accompanying consolidated financial statements for 1996 and 1995 are those of the Bank as predecessor of the Company.

PRINCIPLES OF CONSOLIDATION
        The consolidated financial statements include the accounts of the Company and the Bank. Intercompany balances and transactions have been eliminated.


CASH EQUIVALENTS
         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.



INVESTMENT SECURITIES
         As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life of mortgage-backed securities. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis.

         Gains and losses on disposal are determined using the specific-identification method.




                                     F-S 8

PEOPLES BANCORP, INC. AND SUBSIDIARY




NOTES TO FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS AND ALLOWANCE FOR LOAN LOSSES
        Loans are stated at face value, plus deferred origination costs, less deferred origination fees and the allowance for loan losses.

        Interest on loans is accrued based on the principal amounts outstanding. Origination fees and costs are recorded as income over the estimated terms of the loans. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.

        An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The allowance for loan losses is increased by the current year provision for loan losses and by recoveries on loans previously charged off.

        Loans are considered impaired when, based on current information, management considers it unlikely that collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued.

Origination fees, net of costs, are recognized over the life of the loan as an adjustment of the yield using the interest method.

PREMISES AND EQUIPMENT
        Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment and ten to forty years, for premises.



                                     F-S 9

PEOPLES BANCORP, INC. AND SUBSIDIARY




NOTES TO FINANCIAL STATEMENTS


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
        The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

        The Bank recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


OTHER REAL ESTATE OWNED
         Real estate obtained through foreclosure, is recorded at the lower of cost or net realizable value on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated carrying value of the property and other expenses of owning the property are included in other operating expense.


EARNINGS PER SHARE
        The Company has a simple capital structure. Earnings per share disclosed in the statements are both basic and diluted earnings per share.

2.      CASH AND EQUIVALENTS

        The Bank normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $2,556,200 for 1997, $4,003,100 for 1996, and $6,231,203 for 1995.

        Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.




                                     F-S 10

PEOPLES BANCORP, INC. AND SUBSIDIARY




NOTES TO FINANCIAL STATEMENTS


3.      INVESTMENT SECURITIES

        Investment securities are summarized as follows:

                                                 Amortized       Unrealized     Unrealized         Market
             December 31, 1997                     cost             gains         losses           value
        --------------------------             ------------      ----------     ----------     ------------
        Available for sale
          U. S. Treasury                       $ 11,511,450       $ 23,675       $ 10,747      $ 11,524,378
          U. S. Government agency                 2,001,083          5,250              -         2,006,333
          Federal Home Loan Bank stock              342,900              -              -           342,900
                                               ------------       --------       --------      ------------
                                               $ 13,855,433       $ 28,925       $ 10,747      $ 13,873,611
                                               ============       ========       ========      ============



        Held to maturity
          U. S. Treasury                        $ 6,000,508       $ 40,743       $      -      $  6,041,251
          U. S. Government agency                 2,003,167              -         32,156         1,971,011
          Mortgage-backed securities                120,548          3,692              -           124,240
                                               ------------       --------       --------      ------------
                                                $ 8,124,223       $ 44,435       $ 32,156      $  8,136,502
                                               ============       ========       ========      ============


             December 31, 1996
        --------------------------
        Available for sale
          U. S. Treasury                       $ 18,520,423       $ 22,485       $ 56,338      $ 18,486,570
          U. S. Government agency                 2,002,756          7,073              -         2,009,829
                                               ------------       --------       --------      ------------
                                               $ 20,523,179       $ 29,558       $ 56,338      $ 20,496,399
                                               ============       ========       ========      ============



        Held to maturity
          U. S. Treasury                        $ 6,000,630       $ 34,157       $  6,657      $  6,028,130
          U. S. Government agency                 2,004,543              -         44,762         1,959,781
          State and municipal                       202,600         11,489              -           214,089
          Mortgage-backed securities                178,747          3,641              -           182,388
                                               ------------       --------       --------      ------------
                                                $ 8,386,520       $ 49,287       $ 51,419      $  8,384,388
                                               ============       ========       ========      ============



             December 31, 1995
        --------------------------
        Available for sale
          U. S. Treasury                       $ 10,012,869       $ 74,316       $      -      $ 10,087,185
          U. S. Government agency                 2,004,428         35,258              -         2,039,686
                                               ------------       --------       --------      ------------
                                               $ 12,017,297       $109,574       $      -      $ 12,126,871
                                               ============       ========       ========      ============



        Held to maturity
          U. S. Treasury                        $ 6,497,177        $ 3,844       $ 22,430      $  6,478,591
          U. S. Government agency                 5,605,634             55         41,221         5,564,468
          State and municipal                       223,120         15,447              -           238,561
          Mortgage-backed securities                468,220          5,296         10,915           462,601
                                               ------------       --------       --------      ------------
                                               $ 12,794,151       $ 24,642       $ 74,566      $ 12,744,221
                                               ============       ========       ========      ============




                                     F-S 11

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


3.      INVESTMENT SECURITIES (Continued)

        Contractual maturities and the amount of pledged securities are shown below. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 Available for sale           Held to maturity
                                            Amortized        Market       Amortized        Market
             DECEMBER 31, 1997                cost           value          cost           value
         --------------------------        -----------    -----------    -----------    -----------
         Maturing
           Within one year                 $ 8,002,670    $ 8,005,084    $ 2,499,799    $ 2,503,825
           Over one to five years            5,509,863      5,525,627      5,503,876      5,508,438
           Mortgage-backed                          --             --        120,548        124,239
           Federal Home Loan Bank stock        342,900        342,900             --             --
                                           -----------    -----------    -----------    -----------
                                           $13,855,433    $13,873,611    $ 8,124,223    $ 8,136,502
                                           ===========    ===========    ===========    ===========


         Pledged securities                $ 6,510,783    $ 6,524,065    $ 4,500,708    $ 4,535,700
                                           ===========    ===========    ===========    ===========


             December 31, 1996
         --------------------------
         Maturing
           Within one year                 $ 7,004,429    $ 7,002,501    $        --    $        --
           Over one to five years           13,518,750     13,493,898      8,107,773      8,099,740
           Over five years                          --             --        100,000        102,260
           Mortgage-backed                          --             --        178,747        182,388
                                           -----------    -----------    -----------    -----------
                                           $20,523,179    $20,496,399    $ 8,386,520    $ 8,384,388
                                           ===========    ===========    ===========    ===========


         Pledged securities                $ 8,522,692    $ 8,497,194    $ 1,503,131    $ 1,505,709
                                           ===========    ===========    ===========    ===========


             December 31, 1995
         --------------------------
         Maturing
           Within one year                 $        --    $        --    $10,096,882    $10,061,809
           Over one to five years           12,017,297     12,126,871      2,005,929      1,981,250
           Over five years                          --             --        223,120        238,561
           Mortgage-backed                          --             --        468,220        462,601
                                           -----------    -----------    -----------    -----------
                                           $12,017,297    $12,126,871    $12,794,151    $12,744,221
                                           ===========    ===========    ===========    ===========


         Pledged securities                $        --    $        --    $ 6,499,140    $ 6,480,155
                                           ===========    ===========    ===========    ===========


        Investments are pledged to secure the deposits of federal and local governments and as collateral on repurchase agreements.

The Company recorded gross gains and losses on securities as follows:

                                                      1997       1996       1995
                                                      ----       ----       ---
Gross proceeds of available for sale securities   5,002,695     223,208       --
Gross gains on available for sale securities          2,187          --       --
Gross losses on available for sale securities           342       3,960       --

Gross proceeds on held to maturity securities            --          --   25,000
Gross gains on held to maturity securities               --          --      750
Gross loans on held to maturity securities               --          --       --

Early disposition of held to maturity securities were the result of the issuers exercising their call privileges.
                                     F-S 12

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


 4.    Loans and Allowance for Loan Losses

       Major classifications of loans are as follows:

                                                        1997             1996            1995
                                                    -----------     -----------     -----------

         Demand and time                            $14,726,493     $13,484,949     $14,194,605
         Mortgage
           Residential                               33,503,210      30,115,234      30,620,610
           Commercial                                28,093,539      26,793,875      22,650,748
           Farm                                       5,796,820       4,240,386       4,461,334
           Construction                               1,772,198       1,462,471         443,048
         Installment                                  2,805,249       2,412,663       2,376,065
                                                    -----------     -----------     -----------
                                                     86,697,509      78,509,578      74,746,410
                                                    -----------     -----------     -----------
         Deferred fees, net of deferred cost            238,883         269,219         235,336
         Allowance for loan losses                      875,716         794,087         761,457
                                                    -----------     -----------     -----------
                                                      1,114,599       1,063,306         996,793
                                                    -----------     -----------     -----------

                                                    $85,582,910     $77,446,272     $73,749,617
                                                    ===========     ===========     ===========


         Final maturities of the loan portfolio
         are as follows:

         Within ninety days                         $35,057,713     $35,477,299     $36,015,006
         Over ninety days to one year                21,497,053      17,212,075      16,532,240
         Over one year to five years                 29,634,102      25,317,822      21,575,523
         Over five years                                508,641         502,382         623,641
                                                    -----------     -----------     -----------

                                                    $86,697,509     $78,509,578     $74,746,410
                                                    ===========     ===========     ===========




         Transactions in the allowance for loan
         losses were as follows:

         Beginning of year                          $   794,087     $   761,457     $   766,354
         Provision charged to operations                 89,158          20,347          19,145
         Recoveries                                         674          36,727          22,205
                                                    -----------     -----------     -----------
                                                        883,919         818,531         807,704
         Loans charged off                                8,203          24,444          46,247
                                                    -----------     -----------     -----------

         End of year                                $   875,716     $   794,087     $   761,457
                                                    ===========     ===========     ===========


       Management has identified no significant impaired loans.



                                     F-S 13

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


 4.    Loans and Allowance for Loan Losses (Continued)

        Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:


                                                                               1997            1996            1995
                                                                           -----------     -----------     -----------
         Loan balances                                                     $   556,876     $   174,630     $   179,447
         Interest not accrued                                                   36,388           1,495           2,092

         Amounts past due 90 days or more at December 31, including nonaccruing loans, are as follows:


         Demand and time                                                   $        --     $        --     $    13,978
         Mortgage                                                              829,827         649,888         238,839
         Installment                                                            12,356          13,784          12,816
                                                                           -----------     -----------     -----------

                                                                           $   842,183     $   663,672     $   265,633
                                                                           ===========     ===========     ===========

         Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:


         Check loan lines of credit                                        $   302,355     $   343,971     $   243,916
         Mortgage lines of credit                                            4,507,300       3,282,667       2,771,629
         Commercial lines of credit                                          7,440,628       7,464,522       6,546,645
         Undisbursed construction loan commitments                             973,741       1,590,394         433,805
                                                                           -----------     -----------     -----------

                                                                           $13,224,024     $12,681,554     $ 9,995,995
                                                                           ===========     ===========     ===========


         Standby letters of credit                                         $   887,134     $   914,519     $ 1,453,375
                                                                           ===========     ===========     ===========


        Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

        Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

        Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Bank's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Bank will incur by the funding of these commitments.

        The Bank lends to customers located primarily in and near Kent County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.



                                     F-S 14

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


5.     PREMISES AND EQUIPMENT

        A summary of premises and equipment and related depreciation expense is as follows:


                                            1997           1996           1995
                                        ----------     ----------     ----------

         Land                           $  745,976     $  578,177     $  457,353
         Premises                        1,097,604      1,090,066      1,225,316
         Furniture and equipment           992,649        939,463        899,607
         Construction in progress        1,032,129         74,647            780
                                        ----------     ----------     ----------
                                         3,868,358      2,682,353      2,583,056
         Accumulated depreciation        1,530,696      1,481,856      1,385,052

         Net premises and equipment     $2,337,662     $1,200,497     $1,198,004
                                        ==========     ==========     ==========


         Depreciation expense           $   99,575     $  111,231     $   96,206
                                        ==========     ==========     ==========


        In October, 1997, the Bank purchased land in Millington, Maryland on which it intends to construct a full service branch banking facility. Regulatory approval was received from the State of Maryland on June 24, 1997, and the Federal Deposit Insurance Corporation on July 29, 1997. Outstanding commitments related to the main office expansion and remodeling program totaled $136,882.

6.     OTHER TIME DEPOSITS

        Included in other time deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, are as follows:


                                                  1997           1996           1995
                                              ----------     ----------     ----------

         Three months or less                 $1,360,729     $  890,406     $1,197,575
         Over three through twelve months      1,698,809      1,759,855      1,621,970
         Over twelve months                    5,058,849      4,269,570      3,526,259
                                              ----------     ----------     ----------

                                              $8,118,387     $6,919,831     $6,345,804
                                              ==========     ==========     ==========


7.      SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

        The Bank has repurchase agreements that are collateralized by government agency securities owned by the Bank. The following applied to these repurchase agreements:

                                                     1997            1996            1995
                                                  ----------      ----------      ----------

         Maximum amount outstanding               $4,069,611      $3,881,705      $2,278,816
         Average amount outstanding                3,399,467       2,784,391       1,402,157
         Average rate paid during the year              4.21%           3.64%           2.62%
         Investment securities underlying the
          agreements at year end
            Carrying value                         8,026,619       8,002,510       4,499,669
            Estimated fair value                   8,051,877       8,008,759       4,484,999



                                     F-S 15

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


 8.    INCOME TAXES

        The components of income tax expense are as follows:


                                                  1997             1996             1995
                                             -----------      -----------      -----------
Current
  Federal                                    $   896,997      $   796,143      $   807,040
  State                                          117,949          127,442          182,104
                                             -----------      -----------      -----------
                                               1,014,946          923,585          989,144
Deferred                                         (16,721)         (26,339)          27,872
                                             -----------      -----------      -----------

                                             $   998,225      $   897,246      $ 1,017,016
                                             ===========      ===========      ===========



Provision for loan losses                    $   (34,432)     $    (7,858)     $     1,891
Other real estate loss provision                   7,644          (35,263)         (14,688)
Deferred loan origination fees and costs              --               --           26,024
Accrued pension costs                             21,226           21,441           15,950
Depreciation                                       2,757              538            1,946
Discount accretion                                 8,218            1,755           (2,800)
Nonaccrual interest                              (13,476)             231             (451)
Deferred compensation                             (8,658)          (7,183)              --
                                             -----------      -----------      -----------

                                             $   (16,721)     $   (26,339)     $    27,872
                                             ===========      ===========      ===========



The components of the net deferred
tax asset are as follows:

Deferred tax assets
  Allowance for loan losses                  $   207,383      $   172,951      $   165,093
  Other real estate loss allowance                42,307           49,951           14,688
  Accrued pension costs                               --               --            3,459
  Deferred compensation                           15,841            7,183               --
  Nonaccrual interest                             14,053              577              808
  Unrealized loss on investment
    securities available for sale                     --           10,383               --
                                             -----------      -----------      -----------
                                                 279,584          241,045          184,048
                                             -----------      -----------      -----------

Deferred tax liabilities
  Depreciation                                    37,609           34,852           34,314
  Discount accretion                              15,996            7,778            6,023
  Prepaid pension costs                           39,208           17,982               --
  Unrealized gain on investment
    securities available for sale                  6,992               --           42,317
                                             -----------      -----------      -----------
                                                  99,805           60,612           82,654
                                             -----------      -----------      -----------

Net deferred tax asset                       $   179,779      $   180,433      $   101,394
                                             ===========      ===========      ===========



                                     F-S 16

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


 8.    INCOME TAXES (Continued)

        A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

                                                            1997              1996            1995
                                                            ----              ----            ----

        Tax at statutory federal income tax rate            34.0%             34.0%           34.0%

        Tax effect of
          Tax-exempt income                                 (0.6)             (0.5)           (0.5)
          State income taxes, net of federal benefit         2.8               3.3             4.6
          Other, net                                         0.1               0.2             0.1
                                                            ----              ----            ----

                                                            36.3%             37.0%           38.2%
                                                            ====              ====            ====



                                     F-S 17

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


 9.    PENSION

        The Bank has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Bank.

        The following table sets forth the financial status of the plan at December 31:

                                                         1997             1996              1995
                                                     -----------       -----------       -----------

         Accumulated benefit obligation
           Vested                                    $   822,760       $   725,064       $   586,482
           Nonvested                                       5,133             5,003               369
                                                     -----------       -----------       -----------

                                                     $   827,893       $   730,067       $   586,851
                                                     ===========       ===========       ===========


         Plan assets at fair value                   $   999,343       $   870,686       $   765,988
         Projected benefit obligation                  1,046,430           908,283           789,748
                                                     -----------       -----------       -----------
         Projected benefit obligation in
           excess of plan assets                         (47,087)          (37,597)          (23,760)
         Unrecognized net loss                           217,287           159,702            97,212
         Unamortized net asset from transition           (49,396)          (54,885)          (60,374)
         Unamortized prior service cost                  (19,281)          (20,658)          (22,035)
                                                     -----------       -----------       -----------

         Prepaid (accrued) pension expense
          included in other assets (liabilities)     $   101,523       $    46,562       $    (8,957)
                                                     ===========       ===========       ===========

         Service cost                                $    42,216       $    40,508       $    45,266
         Interest cost                                    67,007            55,598            49,017
         Expected return on assets                       (68,112)          (59,619)          (52,455)
         Amortization of transition asset                 (5,489)           (5,489)           (5,489)
         Amortization of prior service cost               (1,377)           (1,377)           (1,377)
         Amortization of loss                              2,995                --                --
                                                     -----------       -----------       -----------

         Net pension expense                         $    37,240       $    29,621       $    34,962
                                                     ===========       ===========       ===========


         Discount rates                                      7.5%              7.5%              7.5%
         Rate of increase in compensation level              5.0%              5.0%              5.0%
         Long-term rate of return on assets                  7.5%              7.5%              7.5%


                                     F-S 18

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


10.    PROFIT SHARING PLAN

        The Bank has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The contributions to the plan for 1997, 1996, and 1995, were $28,326, $42,153, and $44,929, respectively.

11.    OTHER OPERATING EXPENSES

       Other operating expenses consist of the following:


                                                1997           1996          1995
                                             ---------      ---------     ---------

         Advertising                         $  26,443      $  25,517     $  27,217
         Business Manager                       30,104         21,547            --
         Correspondent bank fees                37,802         34,562        29,041
         Data processing                       194,460        188,942       179,055
         Directors' fees                        59,341         58,713        56,563
         FDIC assessment                        11,364          2,000       107,803
         Insurance                              28,269         27,716        27,712
         Office supplies                        50,751         54,040        48,435
         Other real estate holding costs            --         10,644        17,768
         Writedown of other real estate        (12,294)       121,711        12,977
         Postage                                68,509         62,005        56,972
         Printing and stationery                39,963         31,188        30,531
         Professional fees                      83,701         42,410        59,887
         Telephone                              30,830         27,160        25,584
         Other                                 169,913        162,716       136,074
                                             ---------      ---------     ---------

                                             $ 819,156      $ 870,871     $ 815,619
                                             =========      =========     =========


                                     F-S 19

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


12.     EARNINGS PER COMMON SHARE

        Earnings per common share are determined by dividing net income by the weighted average number of shares outstanding giving retroactive effect to stock dividends. Weighted average shares after giving retroactive effect to the 1997 stock dividend were 875,975 and 876,000 for the years ending December 31, 1997 and 1996, respectively.

13.     RELATED PARTY TRANSACTIONS

        In the normal course of banking business, loans are made to senior officers and directors of the Bank as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal risk of collectibility. The total amount of such loans outstanding at December 31, 1997, 1996, and 1995, was $5,582,424, $6,464,206, and $6,837,435, respectively.

14.     LINES OF CREDIT

        The Bank has unused lines of credit of $5,000,000 in unsecured overnight federal funds and $1,000,000 in secured repurchase agreements at December 31, 1997. In addition, the Bank has an unused line of credit of $15,000,000 from the Federal Home Loan Bank of Atlanta secured by residential mortgages.



                                     F-S 20

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


15.    CAPITAL STANDARDS

        The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 1997 and 1996, the capital ratios and minimum capital requirements of the Bank are as follows:

                                                                                                                 To be well
                                                   Actual                       Capital adequacy                capitalized
                                             ------------------------       ---------------------------- -------------------------
       (in thousands)                          Amount        Ratio             Amount          Ratio       Amount           Ratio
                                               ------        -----             ------          -----       ------           -----

             DECEMBER 31, 1997
         ---------------------
         Total capital
           (to risk-weighted assets)           $ 16,358      18.5%  >         $ 7,075  >       8.0%  >    $ 8,844  >        10.0%
                                                                    -                  -             -             -
         Tier 1 capital
           (to risk-weighted assets)           $ 15,482      17.5%  >         $ 3,537  >       4.0%  >    $ 5,306  >         6.0%
                                                                    -                  -             -             -
         Tier 1 capital
          (to fourth quarter
            average assets)                    $ 15,482      13.4%  >         $ 4,630  >       4.0%  >    $ 5,787  >         5.0%
                                                                    -                  -             -             -

             December 31, 1996
         ---------------------
         Total capital
           (to risk-weighted assets)           $ 15,475      22.5%  >         $ 5,514  >       8.0%  >    $ 6,892  >        10.0%
                                                                    -                  -             -             -
         Tier 1 capital
           (to risk-weighted assets)           $ 14,663      21.3%  >         $ 2,757  >       4.0%  >    $ 4,135  >         6.0%
                                                                    -                  -             -             -
         Tier 1 capital
          (to fourth quarter
            average assets)                    $ 14,663      12.6%  >         $ 4,644  >       4.0%  >    $ 5,806  >         5.0%
                                                                    -                  -             -             -

        Tier 1 capital consists of capital stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for credit losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

        Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.



                                     F-S 21

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


16.     FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

                                                                                      DECEMBER 31,
                                                                      1997                                      1996
                                                          -------------------------------         ------------------------------

                                                            Carrying             Fair              Carrying             Fair
                                                             amount              value              amount              value
                                                          -----------         -----------         -----------        -----------

        Financial assets
          Cash and due from banks                         $ 3,976,505         $ 3,976,505         $ 4,912,984        $ 4,912,984
          Federal funds sold                                2,604,868           2,604,868           1,163,607          1,163,607
          Investment securities (total)                    21,997,834          22,010,113          28,882,919         28,880,787
          Loans, net                                       85,582,910          85,401,762          77,446,272         77,456,683
          Accrued interest receivable                         990,132             990,132           1,017,688          1,017,688

        Financial liabilities
          Noninterest-bearing deposits                    $13,708,219         $13,708,219         $11,077,187        $11,077,187
          Interest-bearing deposits and securities
            sold under repurchase agreements               88,243,728          88,859,054          88,696,459         89,540,598
          Dividend payable                                          -                   -             365,000            365,000
          Accrued interest payable                            391,360             391,360             392,449            392,449



        The fair value of interest-bearing deposits with other financial institutions is estimated based on quoted interest rates for certificates of deposit with similar remaining terms.

        The fair values of securities are estimated using a matrix that considers yield to maturity, credit quality, and marketability.

        The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect for loans of the same class and term. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

        The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits is estimated based on interest rates currently offered for deposits of similar remaining maturities.

        It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.



                                     F-S 22

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


17.     PARENT COMPANY FINANCIAL INFORMATION

        The balance sheet and statement of income and cash flows for Peoples Bancorp, Inc. (Parent Only) follows:


                                                               December 31,
BALANCE SHEET                                                       1997
                                                               -----------
                                     Assets
Cash                                                           $   303,860
Investment in Peoples Bank of Kent County                       15,492,609
Organization costs                                                  46,529
Other assets                                                        12,707
                                                               -----------

       Total assets                                            $15,855,705
                                                               ===========

                      Liabilities and Stockholders' Equity

Other liabilities                                              $     1,200
                                                               -----------
Stockholders' equity
  Common stock, par value $10.00 per share;
   authorized 1,000,000 shares; issued and
   outstanding 875,573 shares                                    8,755,730
  Additional paid-in capital                                     2,920,000
  Retained earnings                                              4,167,590
  Unrealized gain on securities available for sale, net
    of income taxes                                                 11,185
                                                               -----------
       Total stockholders' equity                               15,854,505
                                                               -----------

       Total liabilities and stockholders' equity              $15,855,705
                                                               ===========



                                                           Year Ended December 31,
STATEMENT OF INCOME                                                1997
                                                               -----------

Interest revenue                                               $    10,432
Dividends from subsidiary                                          960,640
Equity in undistributed income of subsidiary                       818,641
                                                               -----------
                                                                 1,789,713
                                                               -----------
Expenses
  Legal fees                                                        34,917
  Amortization of organization costs                                 8,211
  Other                                                              4,677
                                                               -----------
                                                                    47,805
                                                               -----------

Income before income taxes                                       1,741,908
Income tax reduction                                                12,707
                                                               -----------

Net income                                                     $ 1,754,615
                                                               ===========



                                     F-S 23

PEOPLES BANCORP, INC. AND SUBSIDIARY



NOTES TO FINANCIAL STATEMENTS


17.     PARENT COMPANY FINANCIAL INFORMATION (Continued)



                                                        Year Ended December 31,
         STATEMENT OF CASH FLOWS                                 1997
                                                             -----------

         CASH FLOWS FROM OPERATING ACTIVITIES
           Interest and dividends received                   $   971,072
           Cash paid for operating expenses                      (38,394)
                                                             -----------
                                                                 932,678

         CASH FLOWS FROM INVESTING ACTIVITIES
           Cash paid for organization costs                      (54,740)

         CASH FLOWS FROM FINANCING ACTIVITIES
           Dividends paid                                       (560,640)
           Repurchase of stock                                   (13,438)
                                                                (574,078)

         NET INCREASE IN CASH                                    303,860

         Cash and equivalents at beginning of year                    --
                                                             -----------

         Cash and equivalents at end of year                 $   303,860
                                                             ===========

         RECONCILIATION OF NET INCOME TO NET CASH
           PROVIDED BY OPERATING ACTIVITIES
            Net income                                       $ 1,754,615
         ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
            USED IN OPERATING ACTIVITIES
            Undistributed net income of subsidiary              (818,641)
            Amortization                                           8,211
            Increase (decrease) in
              Accrued expenses                                     1,200
              Taxes payable, net of refunds                      (12,707)
                                                             -----------

                                                             $   932,678
                                                             ===========




                                     F-S 24

                                    PART III


                Previously filed with Amendment 1 to Form 10-SB
                     and incorporated herein by reference.

INDEX TO EXHIBITS

3(a)    Articles of Incorporation

3(b)    By-Laws of the Company

99      Form of Stock Certificate


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PEOPLES BANCORP, INC.



                                         By: /s/ E. Roy Owens
                                             -----------------------
Date: October 8, 1998                        E. Roy Owens
                                             Chairman, President and
                                             Chief Executive Officer